Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 23, 2014

VIA EDGAR TRANSMISSION

Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. Skeens:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, Infinity Q Diversified Alpha Fund (the “Fund”), is Post-Effective Amendment No. 35 and Amendment No. 36 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of responding to Staff comments with respect to registration of the Fund.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on September 23, 2014, whereby the registration statement on Form N-1A would be declared effective no later than September 26, 2014.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Friday, September 26, 2014, or as soon as practicable thereafter.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios
Enclosure
QUASAR DISTRIBUTORS, LLC

QUASAR DISTRIBUTORS, LLC

September 23, 2014

VIA EDGAR TRANSMISSION

Ms. Deborah Skeens
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Infinity Q Diversified Alpha Fund (S000046414)

Dear Ms. Skeens:

REQUEST FOR ACCELERATION.  As the principal underwriter of the Infinity Q Diversified Alpha Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on September 23, 2014, be accelerated to September 26, 2014, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James R. Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202